UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-34984

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First Majestic Silver Corp.
(Translation of registrant's name into English)

925 West Georgia Street, Suite 1800
Vancouver, B.C.  V6C 3L2
Canada
 (Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

EXPLANATORY NOTE

This amendment to the Report on Form 6-K of First Majestic Silver Corp. previously filed on November 7, 2019, is being filed in order to incorporate certain documents filed as part of the initial Report on Form 6-K into the Registration Statement on Form F-10 of First Majestic Silver Corp. (File No. 333-227855). Except as set forth herein, there are no other changes to the original Report on Form 6-K.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of First Majestic Silver Corp. (File No. 333-227855).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1*	Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2019 and 2018
99.2*	Management’s Discussion and Analysis for the Quarter Ended September 30, 2019
99.3*	Certification of Interim Filings – CEO
99.4*	Certification of Interim Filings - CFO
*Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

Date: November 14, 2019
By:  /s/ Raymond L. Polman
Name: Raymond L. Polman
Title:   Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1*	Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2019 and 2018
99.2*	Management’s Discussion and Analysis for the Quarter Ended September 30, 2019
99.3*	Certification of Interim Filings – CEO
99.4*	Certification of Interim Filings - CFO
*Previously filed.